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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


                          FOR THE MONTH OF OCTOBER 2002


                                   FIAT S.P.A.

                                  VIA NIZZA 250
                               TORINO, ITALY 10126

                 (INDICATE BY CHECK MARK WHETHER THE REGISTRANT
   FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.)

                          FORM 20-F [X]   FORM 40-F [ ]

                INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM
                IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
                 COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934.)


                               YES [ ]     NO [X]
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[FIAT LETTERHEAD]

NEWS RELEASE

For Immediate Release

Fiat Spa notes today's announcement by General Motors Corporation concerning the accounting valuation of its 20% holding in Fiat Auto.

The GM valuation is part of a usual action of asset impairment, required by standard accounting rules.

Fiat believes the revised carrying value substantially understates the fair economic value of Fiat Auto, based on its long-term prospects, market positions and portfolio of brands. The recovery plan announced recently by Fiat Auto, which included significant cost reduction measures and a substantial investment in new products, is designed to restore the company's industrial and financial performance, and to support an appropriate valuation in the long term.

For clarification, the agreement between Fiat and GM allows Fiat to exercise its put option over its remaining holding in Fiat Auto at any time between 2004 and 2009. Supposing during this period Fiat should elect to exercise the put option, an appropriate transfer value for the eligible shares would be determined at the time of exercise by a group of independent banks.

In any case GM valuation will not have any effect on the Fiat Consolidated Financial Statements.

October 15, 2002


For additional information please contact:
Dante Raspa
FIAT USA
Corporate Communication Department
Phone  (212) 207-0947
Fax    (212) 421-5194
Email  draspa@fiatusa.com
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:      October 17, 2002


                                                FIAT S.p.A.


                                                BY: /s/ James J. Kennedy
                                                    ---------------------------
                                                      James J. Kennedy
                                                      Power of Attorney